UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
(Amendment No. 1)

Tender Offer/Rights Offering Notification Form

under
Securities Exchange Act of 1934

5 - 58465

- ☐ SECURITIES ACT RULE 801 (RIGHTS OFFERING)
- ☐ SECURITIES ACT RULE 802 (EXCHANGE OFFER)
- ☒ EXCHANGE ACT RULE 13e-4(h)(8) (ISSUER TENDER OFFER)
- ☐ EXCHANGE ACT RULE 14d-1(c) (THIRD PARTY TENDER OFFER)
- ☐ EXCHANGE ACT RULE 14e-2(d) (SUBJECT COMPANY RESPONSE)

chinadotcom corporation

(Translation of Subject Company's Name into English (if applicable))

The Cayman Islands
(Jurisdiction of Subject Company's Incorporation or Organization)

Steven L. Chan
(Name of Person(s) Furnishing Form)

Class A Common Shares, par value US$0.00025 per share
(Title of Class of Subject Securities)

Steven L. Chan
Tel: (852) 2893-8200
20/F Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

August 22, 2001
(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507

PART I – INFORMATION SENT TO SECURITY HOLDERS

ITEM 1. Home Jurisdiction Documents

Exhibit	99.(a)(1)	Form of email letter to option holders confirming the option grant date and price
	99.(a)(2)	Form of email letter to all employees regarding the option grant date of the replacement option scheme
	99.(a)(3)	Form of Option Award Agreement

ITEM 2. Informational Legends

Not Applicable.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not Applicable.

PART III – CONSENT TO SERVICE OF PROCESS

The Company has previously filed a written irrevocable consent and Power of Attorney on Form F-X as filed with Form CB with the Commission on August 22, 2001

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

chinadotcom corporation

/s/Dainiel Widdicombe
Daniel Widdicombe
Chief Financial Officer

Date: March 1, 2002

INDEX TO EXHIBITS

Exhibit	Document
99.(a)(1)	Form of email letter to option holders confirming the option grant date and price
99.(a)(2)	Form of email letter to all employees regarding the option grant date of the replacement option scheme
99.(a)(3)	Form of Option Award Agreement

Exhibit 99.(a)(1)

February 28, 2002

Dear Colleagues,

Back in August 2001, you have elected to participate in the Replacement Option Scheme. Your options under the Replacement Option Scheme will be granted today. Details are as follows:

Grant Date : February 28, 2002 (Hong Kong time)
Option Price : US$2.87 (closing NASDAQ price on February 27, 2002)

An Option Award Agreement shall be sent to you within three weeks for your execution, detailing all option grant information, including the number of options granted, the vesting schedule and the number of options cancelled in exchange for the new options.

If you have any questions about this grant or the Replacement Option Scheme, please feel free to contact the Corporate Human Resources Department. Please call us or email anita.yu@hk.china.com or jchan@hk.china.com.

Regards,

Tony Lam
Human Resources Director

Exhibit 99.(a)(2)

March 1, 2002

Dear Colleagues,

On 10th July 2001, I sent an e-mail to you regarding compensation issues and one of the items discussed was the replacement option scheme. Since then, we have conducted briefings and sent an offer to you to exchange your existing options for new ones.

Approximately 25% of cdc group employees have opted to participate in the replacement option scheme. I am glad to announce that the effective date for execution of the scheme, i.e. the grant date of replacement options, was 28th February 2002. Those of you who have elected to participate in the scheme should have received an e-mail from Corporate Human Resources regarding the details of the grant, to be followed by an option award agreement for execution.

Should you have any questions regarding the replacement option scheme, please feel free to contact Corporate Human Resources. For overseas employees, please send inquiries to: jchan@hk.china.com or anita.yu@hk.china.com.

Best regards

Daniel Widdicombe
CFO
chinadotcom

chinadotcom corporation

1999 Stock Option Plan
Option Award Agreement

Name of Optionee:	«Last_Name», «First_Name» «Middle_Name»
Number of Option Shares:	«Shares»
Option Exercise Price:	$2.87
Grant Date:	February 28, 2002
Vesting Start Date:	May 28, 2002

Pursuant to the chinadotcom corporation 1999 Stock Option Plan (the "Plan"), chinadotcom corporation, a Cayman Islands company (the "Company"), hereby grants to the "Optionee" named above an Option to purchase all or any part of the number of Class A Common Shares, par value US$0.00025 per share (the "Common Shares"), of the Company specified above (the "Option Shares") at the Option Exercise Price per Option Share specified above, subject to the terms and conditions set forth herein, in the Company 2001 Replacement Option Scheme (the "Replacement Scheme"), in the Plan and in your agreement to cancel the Option Shares as set forth in the Replacement Scheme Agreement Form. This Option is not intended to qualify and shall not be treated as an "incentive stock option" under Section 422(b) of the U.S. Internal Revenue Code of 1986, as amended from time to time (the "Code"). References to "$" in this Option Award Agreement (this "Award") shall refer to U.S. Dollars.

1. Prior Cancellation

In exchange for the right to participate in the Replacement Scheme, the Optionee acknowledges that he/she has previously authorized the cancellation by the Company, without recourse to the Company, of the following option grants:

	Grant Date	**Strike Price**	**Number of Option Shares Cancelled**
1			
2			
3			
4			
	Total Number of Option Shares Cancelled		

2. Vesting Schedule.

No portion of this Option may be exercised until the date on which such portion has or shall have vested. Except as set forth herein, and subject to the determination of the Company in its sole discretion to accelerate the vesting schedule hereunder due to other circumstances, and subject to a reduction in the percentage of Option Shares vesting as follows in the event that the Optionee becomes employed on less than a full-time basis (such new percentage shall be determined by the Company at the time the Optionee becomes employed on less than a full time basis and shall be set forth in a replacement option award agreement to be executed at that time; *provided, however*, that in any event all Option Shares shall vest no later than 60 days prior to the Expiration Date applicable to such Option Shares as set forth in Paragraph 3 herein), this Option shall be vested and exercisable with respect to the following number of Option Shares on the following dates commencing with the Vesting Start Date set forth above:

Vesting Date	**Number of Option Shares**	**Cumulative Number of Option Shares***
«Date_1»	«no_of_shares_1»	«no_of_shares_1»
«Date_2»	«no_of_shares_2»	«Acc2»
«Date_3»	«no_of_shares_3»	«Acc3»

* Assuming no exercise of any Options that is the subject of this Award.

«Date_4»	«no_of_shares_4»	«Acc4»
«Date_5»	«no_of_shares_5»	«Acc5»
«Date_6»	«no_of_shares_6»	«Acc6»
«Date_7»	«no_of_shares_7»	«Acc7»
«Date_8»	«no_of_shares_8»	«Acc8»

3. Exercise of Option.

(a) Optionee may exercise only vested portions of this Option and only in the following manner. From time to time prior to the earlier to occur of (i) the termination hereof in accordance with the provisions of this Option, or (ii) the Expiration Date (as set forth in Paragraph 3 herein) with respect to a given portion of this Option, Optionee may give written notice to the Company of his election to purchase some or all of the Option Shares for which this Option may be exercised at the time of such notice. Said notice shall specify the number of Option Shares to be purchased and shall be accompanied (i) by payment therefor in cash and (ii) by such agreement, statement or other evidence as the Company may require in order to satisfy itself that the issuance of the Option Shares being purchased pursuant to such exercise and any subsequent resale thereof will be in compliance with applicable laws and regulations, including without limitation all applicable U.S. federal and state securities laws and regulations.

(b) Certificates for the Option Shares so purchased will be issued to Optionee upon compliance, to the satisfaction of the Company, with all requirements under applicable laws or regulations in connection with such issuance, including without limitation, if said Option Shares have not been registered under the U.S. Securities Act of 1933, as amended (the "Act"), receipt of a representation from Optionee upon each exercise of this Option that Optionee is purchasing the Option Shares for his own account and not with a view to any resale or distribution thereof, the legending of any certificate representing said Option Shares, and the imposition of a stop transfer order with respect thereto, to prevent a resale or distribution in violation of U.S. federal or state securities laws. Until Optionee shall have complied with the requirements hereof and of the Plan, the Company shall be under no obligation to issue the Option Shares subject to this Option, and the determination of the Committee (as defined in the Plan) as to such compliance shall be final and binding on Optionee. Optionee shall not be deemed for any purpose to be the owner of any Option Shares subject to this Option until such Option Shares shall have been issued in accordance with the foregoing provisions.

(c) Notwithstanding any other provision hereof or of the Plan, no portion of this Option shall be exercisable (i) after its termination in accordance with the provisions hereof, (ii) after the Expiration Date applicable thereto (as set forth in Paragraph 3 herein), or (iii) at any time unless all necessary regulatory or other approvals have been received.

(d) To the extent that this Option is exercised for a number of Option Shares which is less than the full number of Option Shares for which this Option is then exercisable, it shall be deemed to have been exercised first with respect to the maximum number of vested Option Shares for which this Option has not been previously exercised for the Vesting Date that is closest to the Vesting Start Date, then the maximum number of vested Option Shares for which this Option has not been previously exercised for the next sequential Vesting Date, and so forth, including for purposes of determining which Option Shares hereunder have expired in accordance with Paragraph 3 herein.

4. Expiration Date of Option and Underlying Option Shares.

Unless earlier expired, forfeited or otherwise terminated, each option shall expire in its entirely upon the tenth anniversary of the date of grant.

5. Incorporation of Plan and the Replacement Scheme.

Notwithstanding anything herein to the contrary, this Option shall be subject to and governed by all the terms and conditions of the Plan and the Replacement Scheme. In the event of a conflict among this

Award, the Plan or the Replacement Scheme, provisions of the Replacement Scheme shall govern, followed by the Plan and finally this Award. A copy of the Plan and the Replacement Scheme have be distributed to you and are available upon request to the Corporate Human Resources Department.

6. Transferability.

Except as otherwise permitted in the Plan or the Replacement Scheme, this Agreement is personal to Optionee, is non-assignable and is not transferable in any manner, by operation of law or otherwise, other than by will or by the laws of descent and distribution, and is exercisable, during Optionee's lifetime, only by Optionee.

7. Tax Withholding.

The Optionee shall, not later than the date as of which the exercise of this Option or disposition of Option Shares becomes a taxable event for income tax purposes, pay to the Company or make arrangements satisfactory to the Committee for payment of any local taxes required by law to be withheld on account of such taxable event.

8. Representations.

By acceptance of this Option, the Optionee agrees, acknowledges and understands that a purchase of Option Shares under this Option will not be made with a view to their distribution, as that term is used in the Act unless, in the opinion of counsel to the Company such distribution is in compliance with or exempt from the registration and prospectus requirements of the Act, and the Optionee agrees to sign a certificate to such effect at the time of exercising this option and agrees that the certificate for the Option Shares so purchased may be inscribed with a legend to ensure compliance with the Act.

9. Miscellaneous.

Notice hereunder shall be mailed or delivered to the Company at its principal place of business, and shall be delivered to Optionee in person or mailed or delivered to Optionee at the address set forth below, or in either case at such other address as one party may subsequently furnish to the other party in writing.

IN WITNESS WHEREOF, this Award has been granted by the Company as of the date of grant as mentioned above. If you accept the terms and conditions of this Award, please confirm your acceptance by signing this instrument where indicated below.

chinadotcom corporation

By: ____________________
Name: Tony Lam
Title: Human Resources Director

Agreed and accepted by:

Signature of Optionee: ____________________